As Filed with the Securities and Exchange Commission on February 11, 1997
                                                        Registration No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                  ------------

                               EA INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)
                                  ------------
New Jersey                                           21-0606484
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                       (Identification No.)
                              185 Monmouth Parkway
                     West Long Branch, New Jersey 07764-9989
                                 (908) 229-1100
                        (Address, including zip code, and
                        telephone number, including area
                         code, of registrant's principal
                               executive offices)

                            Richard P. Jaffe, Esquire
                              Mesirov Gelman Jaffe
                                Cramer & Jamieson
                         1735 Market Street, 38th Floor
                           Philadelphia, PA 19103-7598
                                 (215) 994-1046
                            (Name, address, including
                         zip code, and telephone number,
                          including area code, of agent
                                  for service)
                  ---------------------------------------------

         Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                            Calculation of Registration Fee
===================================================================================================================================
     Title of each class of                                 Proposed Maximum         Proposed maximum
        securities to be             Amount to be         offering price per       aggregate offering          Amount of
           registered               registered (4)               unit                    price              Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock                       2,876,000(2)                 $5.00(1)               $14,380,000                $4,358
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                       1,622,847(3)                 $5.00(1)               $ 8,114,235                $2,459
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                         150,000(5)                 $5.00(1)               $   750,000                $  228
-----------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Purchase Rights    4,648,847(6)                   N/A                      N/A                     N/A
-----------------------------------------------------------------------------------------------------------------------------------
Total Registration Fee                                                                                            $7,045
===================================================================================================================================



(1) Determined pursuant to Rule 457(c) under the Securities Act of 1933, as amended ("Securities Act"), solely for purposes of calculation of the registration fee, based upon the average of the high and low prices reported in the consolidated reporting system on February 6, 1997.
                         [Notes continued on next page.]

(2) Represents the additional shares of the Company's Common Stock into which certain amended 9% Convertible Subordinated Debentures due May 3, 1998 in the aggregate principal amount of $4,314,000 ("Convertible Debentures"), issued by the Company in May and June 1996 to certain of the Selling Securityholders, may be convertible as a result of an amendment to reduce the maximum conversion price of such Convertible Debentures from $4.00 per share (pre-one for four reverse stock split, effective December 27, 1996 (the "Reverse Stock Split")) to $1.50 per share (post-Reverse Stock Split price). For purposes of determining the number of shares of the Company's Common Stock issuable upon conversion of the Convertible Debentures to include in this registration statement, the Company assumed a conversion price of $1.50 per share. The actual number of shares of Common Stock to be issued upon the conversion of the Convertible Debentures will be equal to: the principal amount of the Convertible Debentures converted divided by a conversion price per share equal to the lesser of (i) eighty percent (80%) of the average of the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $1.50. The actual number of shares included in this registration statement equals that number of shares of Common Stock issued upon conversion of the Convertible Debentures in accordance with the amended conversion price described above, in excess of the number of shares which would have been issued upon conversion of the Convertible Debentures in accordance with the "Original Conversion Price Formula" (defined below) set forth in the original terms of the Convertible Debentures. The "Original Conversion Price Formula" is defined as: the principal amount of the Convertible Debentures converted divided by a conversion price per share equal to the lesser of (i) eighty percent (80%) of the average of the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $4.00 (pre-Reverse Stock Split). In accordance with Rule 416 under the Securities Act, this registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the Convertible Debentures to prevent dilution resulting from stock splits, stock dividends or similar transactions or by reason of changes in the conversion price as aforesaid.

(3) Represents the additional shares of the Company's Common Stock into which certain amended Convertible Notes due December 29, 1997 in the aggregate principal amount of $2,725,000 ("Convertible Notes"), reissued by the Company in August 1996 to certain of the Selling Securityholders, are convertible as a result of an amendment to increase the aggregate principal amount of such Convertible Notes from $2,070,000 to $2,725,000 and to reduce the fixed conversion price of such Convertible Notes from $2.67 per share to $1.50 per share. In accordance with Rule 416 under the Securities Act, this registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the Convertible Notes to prevent dilution resulting from stock splits, stock dividends or similar transactions or by reason of changes in the conversion price as aforesaid.

(4) Pursuant to Rule 429 of the Securities Act, the prospectus contained herein also relates to (i) the shares of Common Stock of the Company, and associated Preferred Stock Purchase Rights ("Rights"), into which the Convertible Debentures were convertible in accordance with the Original Conversion Price Formula, which are covered by the Registration Statement on Form S-3 declared effective on November 26, 1996 (Registration No. 333-12691) (the "Earlier Registration Statement") and which for the purpose of determining the number of shares of the Company's Common Stock issuable upon conversion of the Convertible Debentures to include in such Earlier Registration Statement, the Company assumed a conversion price of $4.00 per share (pre-Reverse Stock Split price) or 269,625 shares of Common Stock, however, the actual number of shares of the Company's Common Stock issuable upon conversion of the Convertible Debentures in accordance with the Original Conversion Price Formula included in the Original Registration Statement is the principal amount of the Convertible Debentures converted divided by a conversion price per share equal to the lesser of (A) eighty percent (80%) of the average of the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (B) $4.00 (pre-Reverse Stock Split price), (ii) the 193,820 shares of Common Stock of the Company, and associated Rights, into which the Convertible Notes are convertible in accordance with the original terms thereof and which are also covered by the Earlier Registration Statement, and (iii) the 89,286 shares of the Company's Common Stock, and associated Rights, which may be acquired upon exercise of a certain Warrant, dated September 3, 1996 held by one of the Selling Securityholders and which are also covered by the Earlier Registration Statement. All of such shares of Common Stock, and associated Rights, are being carried forward and the filing fee of $2,337 associated with such shares was previously paid with the Earlier Registration Statement.

(5) Represents an aggregate of 150,000 shares of Common Stock of the Company which may be acquired upon exercise of three separate Warrants, dated as of January 6, 1997, as of January 22, 1997, and as of February 10, 1997 respectively, each held by a Selling Securityholder. In accordance with Rule 416 under the Securities Act, this registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon exercise of such Warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(6) The Rights associated with the shares of Common Stock are not exercisable or transferable apart from the Shares of Common Stock at the present time and no additional consideration has been, or will be, received by the Company in connection with the granting of such Rights upon issuance of the Common Stock. Accordingly, no material independent value is attributable to the Rights and no separate registration fee is required with respect to such Rights pursuant to Rule 457.

                  --------------------------------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.




                                      (ii)

              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                       OF INFORMATION REQUIRED BY FORM S-3
                     FILED AS PART OF REGISTRATION STATEMENT




Item
Number
in Form
S-3        Item Caption in Form S-3                 Caption in Prospectus
-------    ------------------------                 ---------------------

1          Forepart of Registration Statement       Cover Page
           and Outside Front Cover Page of
           Prospectus

2          Inside Front and Outside Back Cover      Inside Front Cover Page;
           Pages of Prospectus                      Table of Contents

3          Summary of Information, Risk Factors     The Company; Risk Factors;
           and Ratio of Earnings to Fixed Charges   and Selected Consolidated
                                                    Financial Data
4          Use of Proceeds                          Use of Proceeds

5          Determination of Offering Price          Cover Page

6          Dilution                                 Inapplicable

7          Selling Security Holders                 Plan of Distribution and
                                                    Selling Securityholders

8          Plan of Distribution                     Plan of Distribution and
                                                    Selling Securityholders

9          Description of Securities to be          Inapplicable
           Registered

10         Interests of Named Experts and Counsel   Legal Matters

11         Material Changes                         The Company

12         Incorporation of Certain Documents by    Incorporation of Certain
           Reference                                Information by Reference

13         Disclosure of Commission Position on     Indemnification of Directors
           Indemnification for Securities Act       and Officers
           Liabilities





                                      (iii)

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




                              SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED FEBRUARY 11, 1997


Prospectus
                                5,201,578 Shares

                               [COMPANY LOGO GRAPHIC]












                               EA INDUSTRIES, INC.

                                  Common Stock

         This Prospectus relates to the offer for sale of 5,201,578 shares of common stock (the "Shares") of EA Industries, Inc. (the "Company" or "EAI") from time to time after the date hereof by certain holders of Convertible Debentures (hereinafter defined) (the "Debenture Holders"), certain holders of Convertible Notes (hereinafter defined) (the "Note Holders"), and the holders of certain Warrants (hereinafter defined) (the "Warrant Holders") (the Debenture Holders, Note Holders and Warrant Holder are collectively referred to as the "Selling Securityholders" and individually as a "Selling Securityholder"), together with the 5,201,578 Preferred Stock Purchase Rights ("Rights") associated with such Shares. The Rights associated with the Shares are not exercisable or transferrable apart from the Shares as of the date of this Prospectus and no additional consideration has been, or will be, received by the Company in connection with the granting of such Rights upon the issuance of the Shares. Except as described elsewhere in this Prospectus, the Company will not receive any portion of the proceeds from the sale of the Shares offered hereby. See "Plan of Distribution and Selling Securityholders."

         THE SECURITIES BEING SOLD HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THE COMPANY HAS EXPERIENCED LOSSES FOR THE PAST FIVE YEARS.
 SEE "RISK FACTORS" COMMENCING ON PAGE 11 OF THIS PROSPECTUS.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
             AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

         The Shares will be offered by the Selling Securityholders or their donees, pledgees, transferees or other successors in interest for resale by this Prospectus from time to time after the date hereof in one or more transactions on the New York Stock Exchange ("NYSE"), in negotiated transactions, or private transactions, or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). Any broker-dealers that participate in the distribution of the Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares sold by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Each of the Selling Securityholders may also be deemed to be an underwriter as defined in the Securities Act.

         The Company's common stock (the "Common Stock") is traded on the NYSE under the symbol EA. However, as a result of, among other things, continuing losses, the Company has been informed by the NYSE that it does not meet certain of the NYSE's requirements for continued listing of its shares of Common Stock. Although the NYSE has not taken any affirmative action to delist the Common Stock, it has reserved the right to do so. See "Risk Factors." On February 6, 1997, the last reported sale price of the Common Stock as reported by the NYSE was $5.00.

         The expenses relating to the offering are estimated to be $80,000 all of which will be paid by the Company.

            The Date of this Prospectus is____________________, 1997.

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of these securities by anyone in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such State, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

         The Company's Common Stock is listed on the NYSE, 11 Wall Street, New York, New York 10005. Information regarding the Company is also available at the NYSE.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 10-K for the year ended December 31, 1995, Proxy Statement dated April 29, 1996 filed in connection with the Company's Annual Meeting of Stockholders held on May 30, 1996, Quarterly Report on Form 10-Q for the quarterly period ended March 30, 1996, Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996, and Quarterly Report on Form 10-Q for the quarterly period ended September 28, 1996, as amended on the Quarterly Report on Form 10-Q/A dated November 25, 1996, are incorporated herein by reference and made a part hereof.

         All documents filed subsequent to the date of this Prospectus by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering described in this Prospectus shall be deemed to be incorporated in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The description of the Company's Common Stock is incorporated herein by reference from the registration statement therefor under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.



                                       (2)

         The description of the Company's Preferred Stock Purchase Rights is incorporated herein by reference from the registration statement therefor under
Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

         The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to Shareholder Relations, EA Industries, Inc., 185 Monmouth Parkway, West Long Branch, New Jersey 07764-9989, telephone: (908) 229-1100.


                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
AVAILABLE INFORMATION.......................................................(2)
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................(2)
THE COMPANY.................................................................(4)
RISK FACTORS...............................................................(11)
USE OF PROCEEDS............................................................(20)
SELECTED CONSOLIDATED FINANCIAL DATA.......................................(21)
PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS..............................(22)
LEGAL MATTERS..............................................................(25)
EXPERTS....................................................................(25)
INDEMNIFICATION OF DIRECTORS AND OFFICERS..................................(25)




                                       (3)

                                   THE COMPANY

General

         The Company, through its wholly-owned subsidiary, Tanon Manufacturing, Inc. ("Tanon"), is engaged principally in the business of providing contract electronic manufacturing services ranging from the assembly of printed circuit boards to the complete procurement, production, assembly, test and delivery of entire electronic products and systems. Tanon was acquired by the Company on January 4, 1995. References to the Company with respect to any time period after January 3, 1995 shall be deemed to include Tanon unless the context otherwise requires.

         The Company manufactures over 1,500 different assemblies which are incorporated into product lines of over 30 different companies. The Company provides its services primarily to manufacturers of: micro, mini and mainframe computers; computer peripheral equipment; high quality graphic equipment; office equipment; telecommunications equipment; consumer appliances, industrial tools and measuring devices.

         The Company has invested in new manufacturing equipment to accommodate the increased business for surface mount technology ("SMT") equipment. The SMT process is increasingly replacing the older, through-hole technology previously utilized in the assembly of printed circuit boards. SMT allows for production of a smaller circuit board, with greater component and circuit density, resulting in increased performance. Management believes that SMT will continue to constitute an increasing percentage of printed circuit board production and assembly.

         In addition, the Company, through its one-third investment in BarOn Technologies, Ltd. ("BarOn"), a privately owned Israeli corporation based in Haifa, Israel, and its indirect interest in a joint venture with Israel Aircraft Industries, Ltd., an Israeli government corporation ("IAI"), seeks to develop and market new, high technology products. The investment in BarOn was acquired in 1995. BarOn has developed and is in the process of commercializing an electronic computer input pen that captures handwriting independent of surface or language. The Company, through a 52.3% owned subsidiary, Electronic Associates Technologies Israel, Ltd. ("EATI"), formed the joint venture (the "Joint Venture" or "ITI") with IAI in August 1995 to review, evaluate and exploit the commercial potential of products based on non-military technologies developed by IAI. See "The Company - Recent Developments."

Results of Operations

         During 1995, the Company's sales increased to approximately $77.1 million from $30.5 million in 1994 and cost of sales increased to approximately $76.4 million from approximately $27.8 million, primarily as a result of the additional sales generated by Tanon. Selling, general and administrative expenses also increased primarily as a result of the addition of the Tanon operations. The Company had a net loss of approximately $30.9 million for 1995, which included charges of approximately $7.9 million and $11.7 million, representing the charge to expense of purchased in-process research and development resulting from its investments in BarOn and the Joint Venture with IAI, respectively. This net loss compared with a net loss of approximately $4.8 million in 1994 which included a provision for restructuring of approximately $2.4 million. During the first nine months of 1996, the Company's sales increased to approximately $64.0 million from approximately $56.1 million, and cost of sales increased to approximately $61.2 million from approximately $55.7 million but decreased as a percentage of revenue to 95.6% from 99.3%, as compared to the same period in 1995. Selling, general and administrative expenses increased to approximately $8.8 million in the first nine months from approximately $6.3 million in the same period in 1995, and increased as a percentage of revenue to 13.7% in the first nine months of 1996 from 11.2% in the same period in 1995. The Company had a net loss of approximately $9.6 million for the first nine months of 1996, which included a charge of $959,000 representing the charge to


                                       (4)
expense for purchased in-process research and development resulting from the Company's investments in BarOn and the Joint Venture. This compared with a net loss of approximately $26.9 million in the first nine months of 1995 which included a charge of approximately $19.6 million representing the charge to expense for purchased in-process research and development resulting from the Company's investments in BarOn and the Joint Venture.

         Historically, the Company has had substantial recurring sales from existing customers. Current marketing efforts are aimed at obtaining long-term relationships with new customers, as well as maintaining its current customer base. The Company employs a variety of marketing techniques for the sale of its services, including direct sales efforts by an in-house sales force, and the utilization of independent sales representatives. The Company's backlog consists of firm purchase orders which are typically shipped within twelve months from receipt of order. As of year-end 1995, the Company's backlog from continuing operations totalled approximately $47.3 million, of which approximately $27.0 million was attributable to Tanon's backlog. The Company's and Tanon's backlogs at the end of 1994 were approximately $19.2 million and $15.7 million, respectively. The Company's backlog at September 28, 1996 was approximately $38.7 million. As a result of obtaining the Schroder Loan Facility discussed below, the Company consolidated all of its contract electronic manufacturing business into Tanon, and, accordingly, such backlog at September 28, 1996 represents the backlog for the consolidated contract electronic manufacturing business of Tanon.

         The shares of the Company's Common Stock have been continuously listed for trading on the NYSE since 1962; however, the Common Stock presently does not meet the NYSE's requirements for continued listing. See "Risk Factors."

         The Company's principal executive offices are located at 185 Monmouth Parkway, West Long Branch, New Jersey 07764-9989, and its telephone number is
(908) 229-1100.


Recent Developments

         Schroder Loan Facility. On May 3, 1996, Tanon replaced the Company's existing asset based credit facility and the Tanon separate revolving line of credit with a new asset based credit facility provided by IBJ Schroder Bank & Trust Company ("Schroder") to Tanon. Under the terms of this new facility, Schroder will advance up to $13,000,000 in the form of a revolving loan with availability subject to the amount of a borrowing base comprised generally of the sum of (1) up to between 80% and 85% of eligible accounts receivable, (2) up to 18% of eligible inventory subject to an availability sublimit of $3,000,000 and (3) up to 75% (reduced by one percentage point on the first day of each month following May 3, 1996) of the liquidation value of certain of the Company's machinery and equipment, subject to an availability sublimit of $1,250,000 (the "Schroder Loan Facility"). The Schroder Loan Facility has a three-year term and bears interest at an annual rate equal to the sum of the base commercial rate determined by Schroder and publicly announced to be in effect from time to time plus 1-1/2%. Each fiscal quarter, Tanon will also be obligated to pay a fee at a rate equal to one-half of one percent (1/2%) per annum of the average unused portion of the Schroder Loan Facility. The Company paid a commitment issuance fee of $75,000 to Schroder on March 25, 1996 and an additional $50,000 fee at the closing of the Schroder Loan Facility. Advances under the Schroder Loan Facility can only be used to fund the Company's electronic contract manufacturing operations which are now being conducted solely by Tanon. The agreement with Schroder requires Tanon to maintain certain financial ratios, including current assets to current liabilities and earnings to certain fixed charges, and to maintain a minimum net worth. At September 28, 1996, Tanon was in compliance with all of these requirements, except the required ratio of earnings to certain fixed charges. Schroder has, however, waived this requirement for the period ended September 28, 1996. Based on its current estimates of its results of operations for the period ended December 31, 1996, the Company believes that it was in compliance with all of these requirements, except the required ratio of earnings to certain fixed charges at December 31, 1996. The Company believes, however, that Schroder will waive such requirement although there


                                       (5)
can be no assurance that Schroder will do so. Failure to obtain such waiver would result in a default under the Schroder Line which would have a material adverse effect on the Company. As a result of the new facility, Tanon's available borrowing capacity increased by approximately $3,000,000 as compared to the sum of the two prior facilities.

         Concurrent with, and as a condition to, the closing of the Schroder Loan Facility, the Company consolidated all of its contract electronic manufacturing business into its wholly-owned subsidiary, Tanon, by assigning to Tanon all of the assets and liabilities related to the contract electronic manufacturing business conducted directly by the Company. As a result, EAI is now principally a holding company with all operations being conducted by various subsidiaries with EAI providing strategic, financial and other support to such subsidiaries.

         Acquisition of Common Stock of Aydin Corporation and Issuance of Convertible Debentures. On May 6, 1996, the Company purchased 596,927 shares of the common stock of Aydin Corporation ("Aydin"), a NYSE listed company, in a private transaction from the then Chairman and Chief Executive officer of Aydin. The purchase price for such shares was $18 per share or an aggregate of $10,752,186 and the shares acquired represented approximately 11.64% of the outstanding shares of common stock of Aydin. On May 6, 1996, the closing price of the common stock of Aydin as reported by the NYSE was $15.50. Aydin designs, manufactures and sells wireless, digital LOS radios and various other telecommunications equipment systems, computer monitors and workstations, mostly for utilities, network access equipment, airborne and ground data acquisition, radar simulation, modernization and air-defense C3 equipment and systems.

         To fund a portion of the purchase price of the Aydin common stock, on May 3, 1996, the Company sold certain 9% Convertible Subordinated Debentures in the aggregate principal amount of $7,000,000. The balance of the purchase price was funded with existing cash of the Company. The Company sold additional 9% Convertible Subordinated Debentures in the aggregate principal amount of $1,100,000 during the remainder of May and June 1996 (such Convertible Subordinated Debentures in the aggregate principal amount of $8,100,000 are collectively referred to herein as the "Original Convertible Debentures"). The Company paid a placement fee in cash and common stock equal to 5% of the proceeds raised in the sale of the Original Convertible Debentures in installments during August and September 1996. These Original Convertible Debentures had a maturity date of May 3, 1998 and were convertible into shares of the Company's Common Stock at a conversion price per share equal to the lesser of (i) four dollars ($4) per share or (ii) 80% of the average closing price of the Company's Common Stock as traded on the NYSE for the five (5) days preceding the date of the notice to the Company that the holder wishes to exercise its conversion right; provided that in no event shall the holder convert less than $100,000 of the unpaid principal balance of the Convertible Debentures at one time. As of the date hereof, $3,786,000 principal amount of such Original Convertible Debentures have been converted into 2,314,640 shares of Common Stock. The Company has agreed that with respect to each holder of the remaining $4,314,000 aggregate principal amount of Original Convertible Debentures (the "Convertible Debentures") that if such holder (i) during the period beginning on January 14, 1997 and ending on April 11, 1997 or the date the Company's Common Stock is trading at a price of $6.00 per share or higher, if earlier, refrains from converting any portion of the Convertible Debentures it holds, and (ii) during the period beginning on January 10, 1997 and ending on April 11, 1997 or the date the Common Stock is trading at a price of $6.00 per share or higher, if earlier, does not sell short against the Convertible Debentures or sell short any shares of Common Stock, then the ceiling conversion price of the Convertible Debentures shall be reduced from $4.00 per share (pre-Reverse Stock Split price) to $1.50 per share (post-Reverse Stock Split price). This Prospectus relates to the underlying shares of the Company's Common Stock into which such Convertible Debentures, as so amended assuming such conditions are satisfied, are convertible. See "The Company - Recent Developments - Reverse Stock Split" and "Plan of Distribution and Selling Securityholders."


                                       (6)

         During May 1996, the Company initiated discussions with the Board of Directors of Aydin concerning a possible merger or other combination with Aydin. Both companies conducted due diligence on the business and prospects of each other, including discussions about the structure and terms of possible combinations. As a result of these discussions, the Company made an offer to merge with Aydin, however, Aydin's Board of Directors rejected the Company's final offer. The Company withdrew its offer on October 8, 1996 and has terminated discussions with Aydin. At the present time, the Company continues to hold its Aydin shares as an investment and has pledged such Aydin shares as security for borrowings of $2,000,000. See "Recent Developments - Additional Borrowings." In the future, the Company may continue to borrow against such shares, sell all or a portion of such shares or otherwise dispose of such shares in another fashion.

         On January 23, 1997, Aydin and the Company entered into a Registration Rights Agreement granting the Company and each subsequent holder of at least 250,000 of the shares of Aydin Common Stock currently held by the Company the right on two occasions to demand registration of such shares and in addition granting piggyback registration rights. Each demand is deemed to be an offer to sell to Aydin or its assigns all shares covered by such demand at the then current market price. The offer must be accepted or it lapses within ten days. On January 24, 1997, the Company demanded registration of all 596,927 of the shares of Aydin common stock that it currently holds in accordance with the Registration Rights Agreement. Aydin did not exercise its right to purchase such shares as a result of the initial demand of registration by the Company.

         As a result of the merger discussions being terminated, the Company reflected a direct charge to Shareholders' Equity of approximately $4,782,000 in the third quarter of 1996, reflecting a net unrealized loss on marketable securities of investee. In addition, approximately $800,000 of capitalized costs incurred in connection with the terminated merger discussions with Aydin has been charged to expense in the third quarter of 1996. The closing price of the Aydin common stock as reported by the NYSE at February 6, 1997 was $11.375 per share.

         Joint Venture with IAI - Vista Funding. The Company's indirect joint venture with IAI, ITI, has selected one application for development and exploitation, the Vista Application ("Vista") and a licensee, Vista Computer Vision, Ltd. ("VCV") has been formed. Vista is a system for the automatic inspection of manufactured parts, capable of detecting defects as small as 20 microns. VCV is owned 50% by IAI and 50% by the Company's 52.3 percent owned subsidiary, EATI, which is the entity through which the Company formed the joint venture with IAI. The $1,000,000 funding for the initial operations of VCV was made by EATI in June 1996 through a capital contribution of $250,000 to ITI and a loan of $750,000 to ITI as evidenced by a $750,000 Subordinated Capital Note. The note matures five years after its issuance and bears interest at 8% per annum. Payments on the note may be made only out of remaining profits of VCV after distribution of at least 50% of all accumulated profits. Upon liquidation of VCV, the note would be subordinate to all other debts of VCV but would have a preference over payments to equity holders of VCV.

         On June 28, 1996, the Company loaned $1 million to EATI (the "EATI Loan") to enable EATI to make the above capital contribution and loan to ITI, which, in turn, funded VCV. The EATI Loan bears interest at 10% per annum, payable annually. The principal is repayable in five equal annual installments beginning on June 1, 2002 and continuing on June 1 of each year thereafter. The Company may at its option, accelerate the EATI Loan and demand repayment 18 months after the date of issuance of the loan. The EATI Loan is subordinated to all other debts of EATI but would have a preference over payments to equity holders of EATI.

         At September 28, 1996, the Joint Venture formed with IAI had remaining funds of $8,049,000. Such funds can only be used to fund expenses of the Joint Venture, and accordingly, have been classified as Restricted Cash by the Company. With the exception of the initial investment of $6.3 million in EATI, and the EATI Loan, the Company is unable to determine at this time the effect, if any, of the Company's investment in the Joint Venture on the results of operation of the Company or on its liquidity and capital


                                       (7)
resources. The Joint Venture is also currently exploring other opportunities in addition to Vista. See "Risk Factors - Working Capital Needs and Liquidity Problems."

         BarOn Loan Agreement. On July 1, 1996, the Company entered into a Loan Agreement (the "BarOn Loan Agreement") with BarOn. Pursuant to the BarOn Loan Agreement, the Company has agreed to provide to BarOn a revolving line of credit of $2 million until July 1, 1998 ("Revolving Line Period"). During the Revolving Line Period, any unused availability under the line will be reduced in the event, and to the extent, that BarOn is able to obtain other funds through equity or debt financing. Advances under the line will be made in the Company's sole discretion. Such advances bear interest at an annual rate equal to the sum of the base commercial rate (the "Base Rate") as determined by Schroder from time to time plus one and one half percent (1-1/2%). Interest is due each calendar quarter and, at the option of BarOn, any payment for such interest may be deferred until the succeeding July 1. Deferred interest bears additional interest at the rate of two and one-half percent (2-1/2%) plus the Base Rate. The Company, at its option, may require that interest be paid in cash or by issuance of ordinary shares of BarOn at an agreed value of $4.00 per share (the "Agreed Value"). BarOn, at its option, may make any interest payments due on or before July 1, 1997 in ordinary shares of BarOn at the Agreed Value. As of January 31, 1997, BarOn had borrowed $1,333,705, which was outstanding under the BarOn Loan Agreement. In addition, the entire amount outstanding under the line of credit during and upon expiration of the Revolving Line Period is due on the earliest to occur of (i) an initial public offering by BarOn, (ii) the sale of equity or borrowings by BarOn exceeding the amount outstanding by at least $500,000 (unless prohibited by such lender or investor), (iii) availability of excess cash flow from operations in an amount equal to or in excess of the amount outstanding, or (iv) June 1, 2000. As of the date of this Prospectus, the Company does not intend to make any further major advances under the BarOn Loan Agreement until BarOn has implemented a financing plan that is satisfactory to the Company. See "Risk Factors - Working Capital Needs and Liquidity Problems."

         In consideration of the Company's agreement to open the line of credit, BarOn has granted the Company antidilution protection for all shares currently owned by the Company. This protection provides that the Company will be issued additional shares if BarOn issues shares of its capital stock, instruments convertible into such stock, or options or warrants to purchase such shares, at any price below the Agreed Value. In addition, BarOn issued the Company a warrant (the "BarOn Warrant") to purchase 1 million shares of BarOn's ordinary shares at any time before July 1, 2001 at an exercise price equal to the Agreed Value. The BarOn Warrant contains antidilution provisions substantially similar to those described above and the Company has piggyback and demand registration rights for shares purchased pursuant to the BarOn Warrant.

         The Company and BarOn have also revised their agreement, effective on July 1, 1996, regarding the manufacture of the products of BarOn. The revised agreement has a five year term and provides that the Company or a subsidiary of the Company will manufacture all of BarOn's products on an exclusive basis at a price established based on actual component costs plus labor charges, overhead and an agreed upon profit margin. This price is consistent with prices charged to unrelated customers of the Company for comparable manufacturing services. As of the date of this Prospectus, the Company is not yet manufacturing products for BarOn. See "Risk Factors - Working Capital Needs and Liquidity Problems."

         Tri-Star Letter of Intent. On December 23, 1996, the Company's and the Company's contract manufacturing subsidiary, Tanon, signed a letter of intent to acquire Tri-Star Technologies, Inc. ("Tri-Star") and has placed an initial deposit toward the purchase price of Tri-Star. The letter of intent is binding on Tri-Star but subject to approval by the Board of Directors of the Company. Tri-Star is a full-service contract manufacturer that fabricates PC boards, designs and builds electronic prototypes, and assembles and tests a wide range of products, including printed circuit boards. Tri-Star operates a state-of-the-art 120,000 square foot facility in Methuen, Massachusetts. The Company expects a closing on the acquisition to occur in the first half of 1997, however, completion of the acquisition is subject to due diligence reviews by Tanon and the Company, as well as execution of a definitive purchase agreement. The Company will also need to raise additional capital to pay


                                       (8)
         the cash portion of the purchase price for Tri-Star. Accordingly, no assurance can be given that such acquisition will occur. See "Risk Factors - Working Capital Needs and Liquidity Problems."

         Resignations. Effective November 15, 1996, Joseph R. Spalliero resigned as President and Director of the Company. Upon the expiration of Mr. Spalliero's employment agreement on January 3, 1997, Mr. Spalliero became an independent sales representative for Tanon. Irwin L. Gross, Chairman of the Board of the Company, has succeeded Mr. Spalliero as the President of the Company. Effective January 17, 1997, Bruce P. Murray resigned as a Director of the Company. Effective January 27, 1997, David J. Reibstein resigned as a Director of the Company.

         Reverse Stock Split. On December 16, 1996, the Board of Directors of the Company approved and declared a one-for-four reverse stock split of the shares of Common Stock of the Company to be effective as of the close of business on December 27, 1996 (the "Record Date"), such that each holder of record on the Record Date was entitled to receive, as soon as practicable thereafter, one (1) share of no par value Common Stock of the Company for every four (4) shares of no par value Common Stock held by such person on the Record Date (the "Reverse Stock Split").

         Additional Borrowings. During the period beginning on October 25, 1996 and ending on January 22, 1997, the Company has borrowed a total of $3,520,000 from the Chairman of its Board of Directors, certain related trusts and an unaffiliated investor. These loans are represented by certain 10% Series A Convertible Notes (the "Tanon Notes") issued by Tanon. The Tanon Notes will mature on January 22, 1999 and are convertible at the option of the holder (i) after January 1, 1998, into shares of Common Stock of the Company at a conversion price of $3.50 per share, or (ii) into shares of Common Stock of Tanon after completion of an initial public offering of shares of Common Stock of Tanon at a conversion price equal to the quotient of (a) twenty five million dollars ($25 million), divided by (b) the number of shares of Common Stock of Tanon that were issued and outstanding at the close of business on the day immediately prior to the effective date of the registration statement covering the shares of Common Stock of Tanon offered in such initial public offering, without giving effect to the number of shares of Common Stock of Tanon being offered in such initial public offering.

         The Tanon Notes bear interest at the rate of 10% per annum, payable on the first day of each calendar quarter beginning on January 1, 1998. Interest is payable at the option of the holder in cash or stock of the Company or Tanon at the conversion prices described above. Repayment of the Tanon Notes will be secured by a second lien on the stock of Tanon held by the Company. The Company has also agreed to use all proceeds from any sales of the shares of Aydin held by the Company after repayment of the EAI Notes (discussed below) toward repayment of the Tanon Notes.

         In addition, during January 1997, the Company borrowed $1,000,000 from each of two unrelated parties, Ace Foundation, Inc. ("Ace") and Millenco, LP ("Millenco"). These loans are represented by two Promissory Notes in the principal amount of $1,000,000 each (the "EAI Notes") issued by the Company to Ace and Millenco, respectively. The EAI Notes will mature on January 6, 1999 and January 17, 1998, respectively, and are not convertible into common stock of either the Company or Tanon. The EAI Notes bear interest at the rate of 13.5% per annum, payable on the first day of each month beginning as early as March 1, 1997. Repayment of the EAI Notes will be secured by a lien on the common stock of Aydin held by the Company. In addition, the Company is negotiating with William Spier, a Director of the Company, for Mr. Spier to loan the Company $500,000 upon terms similar to the EAI Notes. Mr. Spier has indicated that he is willing to make such loan, provided that the Company grant him a secondary lien on the common stock of Aydin held by the Company as security for such loan and that Ace and Millenco consent to such secondary lien. In consideration for the loans represented by the EAI Notes, the Company also granted a warrant to purchase 50,000 shares of Common Stock of the Company at an exercise price of $1.50 per share to each of Ace Foundation, Inc. (the "Ace Warrant") and Millenco, LP (the "Millenco Warrant"). Also, the Company has granted a warrant



                                       (9)
to purchase 50,000 shares of Common Stock of the Company at an exercise price of $1.50 per share to Mr. Spier (the "Spier Warrant"), the exercisability of which is conditioned upon Mr. Spier making the $500,000 loan to the Company discussed above. This Prospectus relates to the shares underlying the Ace Warrant, Millenco Warrant, Spier Warrant and Broad Warrant (hereinafter defined). The Ace Warrant, Millenco Warrant, Spier Warrant and Broad Warrant are collectively referred to herein as the "Warrants". See "Plan of Distribution and Selling Securityholders."


                                      (10)

                                  RISK FACTORS


         In addition to the information set forth elsewhere in, and incorporated by reference into, this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby.

         Except for historical matters contained in this Prospectus, statements made in this Prospectus, including, without limitation, statements relating to financial projections, operating losses, cash flow requirements, additional capital needs, and current litigation contained in the following risk factors, are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements reflect numerous assumptions and involve risks and uncertainties which may cause actual results to differ materially from these forward-looking statements, including loss of current customers, reduction in orders from current customers, or delays in ordering by current customers, failure to obtain anticipated contracts or orders from new customers, or expected order volume from such customers, failure to obtain financing, higher material or labor costs than anticipated, unfavorable results in litigation against the Company, failure to consummate the acquisition of Tri-Star, economic, competitive, technological, governmental, and the other factors discussed in the following risk factors and in the Company's filings with the Commission, including but not limited to, its Annual Report on Form 10-K for the year ended December 31, 1995, Proxy Statement dated April 29, 1996, and Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, 1996, June 29, 1996, and September 28, 1996, as amended, respectively.

Absence of Profitable Operations

         The Company has not had a profitable year since 1990. Although the Company has eliminated certain operations and reduced certain expenses in an attempt to improve its operating results, there can be no assurance that the Company's results of operations will improve or that the Company will be profitable in the future.

History of Losses

         The Company has incurred significant losses in each of the last five years and for the nine-month period ended September 28, 1996, aggregating to approximately $54.8 million. The Company's accumulated deficit was approximately $58.4 million as of September 28, 1996. In addition, the Company had negative cash flows from continuing operations in each of the last five years and for the nine-month period ended September 28, 1996. Based upon its current estimates of its results of operations, the Company believes that such losses and negative cash flows continued during the quarter ended December 31, 1996.

Delisting of the Company's Common Stock from Trading on the New York Stock Exchange

         Although the Company's Common Stock is currently listed and trading on the NYSE, currently and since September 11, 1991, the Company has not been in compliance with one or more of the criteria necessary for continued listing on the NYSE. The Company and the NYSE have had discussions with respect to this issue. As of the date of this Prospectus, the Company believes that it is in compliance with all of the NYSE's continued listing criteria, with the exception of the minimum net tangible assets available to Common Stock of $8,000,000 and minimum average earnings of $600,000 for each of the last three fiscal years. To the Company's knowledge, as of the date hereof, the NYSE has not taken any affirmative action to delist the Common Stock, but, as it has each time it has authorized the listing of additional shares on the NYSE, it stated in letters dated March 29, 1995, March 14, 1996, August 29, 1996, December 16, 1996 and December 27, 1996 approving the listing of additional shares of Common Stock, that consideration is being given to the

                                      (11)
appropriateness of continued listing of the Company's Common Stock. Management of the Company met with representatives of the NYSE on March 6, 1996 to discuss this matter and the Company's financial plan for 1996, after which the NYSE indicated in its letter dated March 14, 1996 that the Company's financial results for the first quarter of 1996 will be reviewed and measured against such plan. Management of the Company met again with representatives of the NYSE on July 31, 1996 to discuss the Company's results of operations for the first quarter ended March 30, 1996 and the Company's future plans, with no further changes or developments resulting from such meeting. If the Company's Common Stock is delisted from the NYSE, it could have a material adverse effect on the price and liquidity of the Company's Common Stock and the Company's ability to raise capital from the sale of equity.

         In the event that the Company's Common Stock is delisted from the NYSE, it could seek to list its Common Stock on the National Association of Securities Dealers Inc.'s Automated Quotation System ("NASDAQ") or on another exchange. Although the Company believes that it is currently eligible for listing on the NASDAQ Small-Cap Market System (but not on the NASDAQ National Market System), there can be no assurance that the Company would be eligible for listing its Common Stock on NASDAQ or any exchange at such time. If the Company would be ineligible to list its Common Stock on NASDAQ or any other exchange at such time, there would be no established trading market for the Company's Common Stock except as may be established in the National Association of Securities Dealers Inc.'s OTC Bulletin Board Service or in the "pink sheets," which could have a material adverse effect on the price and liquidity of the Company's Common Stock. In addition, the Company's Common Stock could then become subject to the Commission's "penny stock" rules which regulate broker-dealer sales practices. Such rules could restrict the ability of broker-dealers to sell the Company's Common Stock, which could also have a material adverse effect on the price and liquidity of the Company's Common Stock.

Working Capital Needs and Liquidity Problems

         As described above, the Company has incurred significant losses and had negative cash flows from operations in each of the last five years and in the nine months ended September 28, 1996. Based upon its current estimates of its results of operations, the Company believes that such losses and negative cash flows continued during the quarter ended December 31, 1996. In order to continue operations, the Company has had to raise additional capital to offset cash utilized in operating and investing activities. The Company raised approximately $33,200,000 and $14,920,000 during 1995 and January 1, 1996 through January 31,
1997, respectively, from the issuance of Common Stock, the exercise of stock options and warrants, borrowings secured by the shares of Aydin owned by the Company, and the sale of convertible notes and debentures. Among such capital raising activities, in December 1995, the Company completed the sale of 7% convertible subordinated notes of the Company in the aggregate principal amount of $10,000,000 to GFL Performance Fund Limited ("GFL Performance Fund") and GFL Advantage Fund Limited ("GFL Advantage Fund"). As of November 12, 1996, $7,930,000 principal amount of such notes had been converted into 2,595,881 shares of the Company's Common Stock in accordance with their terms. On August 19, 1996, GFL Performance Fund Limited transferred and assigned its $1,025,000 outstanding principal amount note of the Company to an unrelated third party, who thereafter converted such note. Also, on August 19, 1996, GFL Advantage Fund transferred and assigned its $2,070,000 outstanding principal amount note of the Company to the Note Holders, including Irwin L. Gross, Chairman of the Company and certain trusts for his daughters' benefit. In connection with such assignment, the Company cancelled the prior note held by GFL Advantage Fund and reissued certain Convertible Notes of the Company in the aggregate principal amount of $2,070,000 due December 29, 1997 (the "Original Convertible Notes") to the Note Holders. These Original Convertible Notes had a maturity date of December 29, 1997 and were convertible into shares of the Company's Common Stock at the fixed conversion price per share of $2.67. On January 22, 1997, the Company amended the Original Convertible Notes by (i) increasing the aggregate principal amount of such Original Convertible Notes to $2,725,000 (the purchase price paid by the Note Holders for the Original Convertible Notes) and
(ii) reducing the fixed conversion price of such Original Convertible


                                      (12)

Notes to $1.50 per share, in return for the Note Holders foregoing interest, making available certain other loans to the Company and foregoing the right to receive the 245,319 shares of Common Stock that were to have been issued if such Original Convertible Notes were converted by December 31, 1996 (such Original Convertible Notes as so amended are herein referred to as the "Convertible Notes"). This Prospectus relates to the underlying Shares of Common Stock of the Company into which such Convertible Notes, as so amended, are convertible. See "Plan of Distribution and Selling Security Holders." As a result of the assignments of the subordinated convertible notes referred to above, neither GFL Performance Fund nor GFL Advantage Fund owns any securities of the Company as of the date hereof.

         In May and June 1996, the Company raised the $8,100,000 referred to above from the sale of the Convertible Debentures which was used in part, in purchasing 596,927 outstanding shares of common stock of Aydin. This Prospectus also relates to the underlying Shares of Common Stock of the Company into which such Convertible Debentures are convertible. See "The Company - Recent Developments."

         On May 3, 1996, Tanon replaced the Company's existing asset based credit facility and the Tanon separate revolving line of credit with a new asset based facility provided by Schroder to Tanon. See "The Company - Recent Developments."

         The Company's financial projections indicate that operating losses and negative cash flows will continue during the remainder of 1996 and the first half of 1997. The purchase of the Aydin common stock, the BarOn Loan Agreement and the EATI Loan discussed under the heading "The Company - Recent Developments" of this Prospectus have resulted in the need to raise additional capital. In addition, the Company's contract manufacturing operations conducted through Tanon require additional working capital as a result of delaying the shipments of orders at the requests of customers, operating losses by Tanon and capital expenditures by Tanon. During the period beginning on October 25, 1996 and ending on January 22, 1997, the Company has borrowed a total of $3,520,000 from the Chairman of its Board of Directors, certain related trusts and an unaffiliated investor through the issuance of the Tanon Notes by Tanon. In addition, during January 1997, the Company borrowed a total of $2,000,000 from unrelated parties. See "The Company - Recent Developments - Additional Borrowings." Such borrowings have been and will be used to fund a portion of the aggregate amount required to fund its holding company expenses, make advances to BarOn under the BarOn Loan Agreement, pay costs incurred in connection with the terminated merger discussions with Aydin, and provide additional working capital to Tanon. Further, the Company will need to raise additional capital during 1997 to fund the future holding company expenses and complete the purchase of Tri-Star. At the date hereof, the Company does not have any commitments, understandings or agreements for such additional capital, and accordingly, there can be no assurance that the Company will be successful in obtaining such funds. Failure to obtain such additional capital could have a material adverse effect on the financial condition and operations of the Company.

         The Company's projections with respect to cash needs are based on its forecasts of the results of operations at Tanon and expenses of EAI. If the Company's financing efforts are unsuccessful or results of operations at Tanon are significantly below forecasts, this would raise doubts about the Company's ability to continue its operations without a significant financial restructuring, which would include a major reduction in general and administrative expenses and liquidation of assets other than those in the core business of contract electronic manufacturing. There can be no assurance that such restructuring would enable the Company to continue its operations.

         BarOn has incurred significant losses and had negative cash flows from operations since inception. BarOn's financial projections indicate that operating losses and negative cash flows will continue through the remainder of 1997. BarOn is currently seeking additional financing to fund its ongoing operations and has indicated that it may sell the 95,694 shares of Common Stock of the Company that are currently held by BarOn to satisfy a portion of such financing needs. The Company has ceased making advances under the BarOn


                                      (13)

Loan Agreement and has informed BarOn that it will not make any further major advances until BarOn has implemented a financing plan that is satisfactory to the Company. Failure to sell the shares of the Company held by BarOn and to obtain additional financing would have a material adverse effect on BarOn and could result in the loss of the Company's investment in BarOn.

         The remaining unexercised Class A and Class B warrants issued in February 1994, if exercised, could provide the Company with additional capital of approximately $1,700,000. To date, Class A and Class B warrants to purchase 2,202,977 shares have been exercised and the Company has received $1,584,121 in proceeds. In addition, in February 1996, the Company received unsecured promissory notes in the aggregate principal amount of $1,096,000 as payment for the exercise of Class A and Class B warrants to purchase 796,084 shares of Common Stock. These promissory notes bear interest at the rate of 7% per annum and are due on or before February 14, 1997. The remaining outstanding balance on these promissory notes was approximately $220,000 as of February 11, 1997. No assurance can be given that the remaining unexercised warrants will be exercised or that such promissory notes will be paid in full.

Limitations on Dividend Payments

         The Company has not had a profitable year since 1990 and there have been no cash dividends declared since 1956 and no stock dividends declared since 1966. If the Company were to become profitable, it would expect that all of such earnings would be retained to support the business of the Company. Accordingly, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Moreover, certain financial covenants set forth in the Company's current loan agreement prohibit the Company from paying cash dividends.

Dependence on a Limited Number of Customers and the Electronics Industry

         Substantially all of the Company's net sales during the year ended December 31, 1996 were derived from customers which were also customers of the Company or Tanon during 1995. In 1995, the customers which accounted for more than 10% of the Company's sales from continuing operations were Advanced Fibre Communications, Inc., Ungerman Bass, Inc. and Dialogic Corporation, which accounted for 23%, 14%, and 13% of sales, respectively. In 1995, the Company initiated a disengagement from providing further services to a significant customer, which disengagement process has been completed as of the date of this Prospectus. As a result, sales to the customer were less than 10% of Company sales in 1996 and no further sales are being made to such customer. The loss of revenue from the customer has been offset by the Company's ability to expand services to other customers and by attracting new customers. Currently, the Company remains dependent upon its large customers. The loss of one or more of these customers could have a material adverse effect on operations. Since customer contracts can be cancelled and purchase levels can be changed or purchases delayed at any time, the timely replacement of cancelled, delayed or reduced contracts with new orders cannot be assured. In addition, substantially all of the Company's customers are in the computer, telecommunications and electronics industries which are each subject to rapid technological changes. Such technological changes could have a material adverse effect on the Company's major customers which, in turn, could have a material adverse effect on the Company's results of operations.

Availability of Raw Materials

         The Company relies on third-party suppliers for components which it uses in its assembly processes. At various times in the electronics industry there have been shortages of these kinds of components. While management believes that these shortages have not impacted significantly its performance in the past, if shortages should occur in the future, the Company may be forced to delay manufacturing and shipments, which could have a material adverse effect on the Company's results of operations.


                                      (14)

Competition

         The Company competes with numerous domestic and offshore contract manufacturers as well as the in-house manufacturing capabilities of certain of its existing and potential customers. Some of the Company's competitors have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors in contract manufacturing are technology, quality, service, price and ability to deliver finished products on a timely and reliable basis. The Company's inability to compete effectively in any of these areas could have a material adverse effect on the Company's business.

Environmental Compliance and Current Litigation

         The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. Any failure by the Company to comply with present and future regulations could restrict the Company's ability to expand its facilities or require the Company to acquire costly equipment or to incur other expenses to comply with environmental regulations, or incur fines and penalties.

         In addition, there are two lawsuits presently pending which involve environmental claims against EAI, namely, the Lemco Associates lawsuit and the Bridgeport Rental and Oil Services Superfund Site lawsuit. In October, 1992, Lemco Associates L.P., a limited partnership ("Lemco"), the owner of property previously owned by EAI, initiated an action against EAI and others alleging, among other things, that the defendants created environmental contamination at the property and is seeking damages in unspecified amounts. EAI has denied Lemco's allegations, asserted numerous defenses to the claims asserted and asserted a counterclaim against Lemco and cross claims against co-defendants and others for indemnification and contribution. In addition, the Company has made a demand upon its insurance carriers for coverage for the claims made by Lemco and cross claims and third party claims may be filed against these insurance companies seeking indemnification against these claims. To date, the Company's insurance carriers have agreed to pay 71% of its defense costs under a reservation of rights. Discovery in this matter is ongoing. By letter dated January 22, 1997, Lemco provided the Company with a statement of its remediation costs to date, as well as an estimate of future remediation costs associated with the contamination for which it seeks recovery in this action. Specifically, Lemco claims that it has expended approximately $609,000 in remediation costs, including fees for legal oversight and consultation. It further estimates that its future remediation costs will amount to approximately $5,000,000. Such amount is included in a report made by Lemco's environmental consultants based on their current assessment of the extent of contamination and the method and period required to complete the remediation, as well as anticipated New Jersey Department of Environmental Protection and Energy ("DEPE") oversight costs and fees for legal oversight and consultation. Further, by letter dated June 7, 1995, Lemco provided the Company with an appraisal report made by a real estate appraisal company engaged by Lemco in support of Lemco's claim for diminution in the value of the property. Such report states that it is the appraisal company's opinion that the market value of the property as of May 23, 1988 was $3.6 million and as of April 14, 1995 was $750,000. Lemco's appraisal expert subsequently determined in October 1995 that the value of the property as of April 14, 1995 was $960,000. Lemco purchased the property in question in 1979 for approximately $400,000. Lemco's environmental consultants have recently issued a new report indicating that, based upon further hydrogeologic data, the contamination occurred before 1979. The Company's experts have estimated that, based upon hydrogeologic data gathered to date by Lemco's experts, the major source of continuing contamination of groundwater was released into the water table about late 1984 or, using more conservative extrapolations, about mid-1979. Based on the foregoing, management believes that the range of possible loss in this matter ranges from zero to approximately $8.24 million, not including costs and expenses, such as legal and expert fees, which will be incurred in connection with this matter, and not taking into account the amount of any loss which may be offset by insurance coverage as discussed above. The Company and its consultants recently completed the investigation


                                      (15)
and evaluation of additional information received from Lemco and have determined that Lemco's remediation cost estimates are overstated. The Company's experts have estimated the cost of remediation as between $1.5 million and $2.5 million. There is no assurance that the outcome of this matter will come within the above-mentioned range of possible loss.

         The Company is vigorously defending this matter. On May 3, 1996, the Superior Court of New Jersey referred this case to mediation in an effort to explore opportunities for settlement. Mediation proceedings have commenced and are expected to continue through March 1997. In the event the matter cannot be resolved through mediation, the case will be referred back to the Court and a trial has been scheduled to commence on April 28, 1997.

         The second matter involves environmental claims against EAI and others regarding the Bridgeport Rental and Oil Services Superfund Site in Logan Township, New Jersey (the "B.R.O.S. Site"). By letter dated August 31, 1988, the United States Environmental Protection Agency ("EPA") notified EAI that the EPA had identified EAI as one of the parties potentially responsible for clean up costs at, and for any other possible damages in connection with, the B.R.O.S. Site. EAI's alleged connection to the B.R.O.S. Site is through Rollins Environmental Services, Inc. ("Rollins") which is a waste transporter that was allegedly hired by EAI to transport certain waste material alleged to be hazardous from EAI's operations for appropriate disposal. Information in the EPA's files suggests that the EPA is likely to assert that one shipment of waste allegedly generated by EAI and presumed to constitute less than one quarter of one percent of the total liquid waste allegedly released at the B.R.O.S. Site, was delivered to the B.R.O.S. Site in 1973 by Rollins. On March 29, 1989, DEPE issued an administrative directive under New Jersey's Spill Compensation and Control Act to over one hundred companies, including EAI, demanding payment by May 15, 1989 of $9,224,189 as DEPE's share of remedial costs at the B.R.O.S. Site. By letter dated August 29, 1989, and by similar letters to fifty-seven other alleged waste generators, or transporters of waste allegedly released at the B.R.O.S. Site, the EPA demanded that the targeted companies, individually or jointly, pay to the "EPA Hazardous Substances Trust Fund" the sum of $17.8 million by September 29, 1989 in full reimbursement of past costs incurred by the EPA in connection with the B.R.O.S. Site. The EPA estimated at that time that the costs of the remaining remedial work will be in the range of $70 -$100 million. On May 15, 1989, a group of companies among those which had received demands from DEPE, including EAI, without admitting liability, made a "good faith" payment of $1,344,500 in response to DEPE's directive demanding payment of $9,224,189. EAI's share of this payment was $5,000. On September 29, 1989, a group of companies, including EAI, targeted by the EPA responded to the EPA's demand letter for past costs of $17.8 million by declining to make any payments at that time and by offering to negotiate a settlement of the EPA's claims. Litigation has been initiated in the federal courts with respect to the remediation alleged to be required at the B.R.O.S. Site. EAI is not a party to this litigation but is participating in informal discovery and settlement negotiations with respect to the federal court actions without admitting liability. As of the date of this Prospectus, Rollins and the other defendants have negotiated a settlement in principle with the governmental plaintiffs and a consent decree was filed and approved by the court on January 17, 1997. Rollins has agreed in principle to make payments pursuant to the expected consent decree on behalf of EAI, and to include the claims against EAI in the release from the government entities. EAI has also pursued insurance coverage for the B.R.O.S. claims. To date, one carrier has responded, has agreed to pay one-third of EAI's defense costs and has otherwise reserved rights. The other carrier to which EAI has submitted the B.R.O.S. claims has denied coverage on grounds that EAI believes are without merit under New Jersey law. This insurance company advised EAI that it has no information at this time that would support EAI's claim of coverage under any of the policies issued by it to EAI. EAI has asked for reconsideration of its position and is awaiting a response. Based upon the foregoing, management believes that the only remaining liability of EAI with respect to the B.R.O.S. claims after the above-referenced settlements are effectuated will be for costs and expenses incurred in connection with this matter not paid by Rollins as discussed above, which are not expected to be material and do not take into account the amount of any such costs and expenses which may be offset by insurance


                                      (16)
coverage as discussed above, however, no assurance can be given as to the outcome of this matter until such settlements are effectuated.

Dependence on Key Executives

         The Company is continually assessing and evaluating its management team. The Company is and will continue to be dependent upon the ability and experience of its executive officers. There can be no assurance that the Company will be able to retain experienced management. If, for any reason, the Company is unable to retain such management, the Company's operations could be adversely affected.

Possible Volatility of Stock Price

         The trading price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, general conditions in the electronics industry, general conditions in the economy and other factors, including the relatively small number of shares held publicly.

Limitation of Net Operating Loss Carryforward

         An annual limitation of approximately $4.9 million on the ability to utilize a portion of the Company's net operating loss carryforwards, which amounted to approximately $33.6 million as of December 31, 1995, has resulted from stock ownership changes exceeding certain thresholds as defined in Section 382 of the Internal Revenue Code of 1986 (the "Code"). Further limitations may occur if additional stock ownership changes occur which exceed certain thresholds as defined by Section 382 of the Code.

Future Sales of Common Stock

         At January 31, 1997, the Company had approximately 7,499,393 shares of Common Stock outstanding. Of these shares, approximately 325,204 shares are "restricted" or "affiliate" securities, as such terms are defined in the Securities Act, which are not covered by currently effective registration statements and may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemption contained in Rule 144 of the Securities Act. To the Company's knowledge, none of the Company's "restricted" or "affiliate" securities outstanding as of January 17, 1997 are currently for sale in the public in reliance upon Rule 144. The Company has granted certain holders of "restricted" or "affiliate" shares of Common Stock rights which enable such holders to require the Company to register shares of Common Stock held by them. Currently, in addition to the Shares offered under this Prospectus, the Company has effective registration statements on file with the Commission relating to the offer for sale of an aggregate of 3,353,644 shares of Common Stock of the Company by certain stockholders, option holders, warrant holders, and convertible debenture or note holders, which shares are held or may be acquired by such securityholders upon exercise of certain options, warrants and convertible debentures or notes held by such securityholders. As of the date of this Prospectus, a substantial number of the shares included in such effective registration statements have been sold by the named securityholders, however, a number of such shares remain to be sold.

         As of January 31, 1997, the Company has granted to employees and others options to purchase up to approximately 1,805,609 shares of Common Stock in addition to the options mentioned in the immediately preceding paragraph, all of which are also covered by currently effective registration statements. The Company has also issued warrants which are exercisable for an aggregate of approximately 1,133,070 shares of the Company's Common Stock and which contain certain registration rights for the underlying shares. Of such warrants, 498,277 shares are included in the currently effective registration statements of the Company referred to in the immediately preceding paragraph and 239,286 Shares underlying the Warrants are offered under this Prospectus. In addition to the "restricted" or "affiliate" shares and registered shares referred to above, in


                                      (17)
offerings exempt from the registration provisions under the Securities Act,
(i) on April 14, 1995, the Company completed the sale of 540,712 shares of Common Stock, after adjustment; (ii) on July 21, 1995, the Company completed the sale of 416,667 shares of Common Stock; (iii) on September 19, 1995, the Company completed the sale of convertible debentures in the principal amount of $3,150,000, which debentures were subsequently converted into 700,000 shares of Common Stock; (iv) on October 2, 1995, the Company completed the sale of convertible debentures in the principal amount of $450,000, which debentures were subsequently converted into 100,000 shares of Common Stock; and (v) on August 3, 1995, the Company sold 1,517,614 shares of its Common Stock, after adjustment.

         During the period beginning on October 25, 1996 and ending on January 22, 1997, the Company borrowed a total of $3,520,000 through the issuance of the Tanon Notes by Tanon. The Tanon Notes will mature on January 22, 1999 and are convertible at the option of the holders (i) after January 1, 1998, into shares of Common Stock of the Company at a conversion price of $3.50 per share, or
(ii) into shares of Common Stock of Tanon after completion of an initial public offering of shares of Common Stock of Tanon at a conversion price equal to the quotient of (a) twenty five million dollars ($25 million), divided by (b) the number of shares of Common Stock of Tanon that were issued and outstanding at the close of business on the day immediately prior to the effective date of the registration statement covering the shares of Common Stock of Tanon offered in such initial public offering, without giving effect to the number of shares of Common Stock of Tanon being offered in such initial public offering. Such Tanon Notes also contain certain registration rights for the underlying shares of Common Stock of the Company or common stock of Tanon, as the case may be.

         Possible or actual sales made under Rule 144, or pursuant to exemptions under the Securities Act, or pursuant to registration rights, of the aforementioned shares of Common Stock or shares of Common Stock issued upon the exercise of the aforementioned stock options or warrants, or upon conversion of the aforementioned convertible notes and debentures, including without limitation, the Shares issuable upon conversion of the Convertible Notes and Convertible Debentures and exercise of the Warrant, may have a material adverse effect upon the market price of the Company's Common Stock. Further, the Convertible Notes and, assuming the amendment to the conversion price of each of the Convertible Debentures becomes effective, the Convertible Debentures are convertible into shares of Common Stock at a conversion price which is significantly less that the current market price of the Company's Common Stock, which may also have a material adverse effect on the market price of the Company's Common Stock prior to conversion.

Control by Board of Directors

          As of January 31, 1997, all officers and directors of the Company as a group beneficially owned approximately 726,081 shares or 8.9% of the outstanding Common Stock or options or warrants exercisable for Common Stock, or convertible debentures or notes which are convertible into Common Stock, assuming the exercise of presently exercisable options and warrants, and conversion of presently convertible debentures and notes held by such persons. Consequently, the Board of Directors can and will be able to continue to exercise significant influence over the Company and its affairs. Such shares do not include the 1,706,667 shares of Common Stock held by, or which may be acquired upon conversion of the Convertible Notes held by, certain trusts formed for the benefit of the Chairman's minor children, to which the Chairman disclaims beneficial ownership.

Possible Issuances of Preferred Stock

         Shares of Preferred Stock of the Company may be issued by the Board of Directors of the Company, without shareholder approval, on such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Moreover, although the ability to issue Preferred Stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make


                                      (18)
it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of the Company. The Company has no outstanding Preferred Stock.

Provisions with Possible Anti-Takeover Effect

         The New Jersey Business Corporation Act ("NJBCA") provides that in determining whether a proposal or offer to acquire a corporation is in the best interests of the corporation, the corporation's board of directors may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the proposed action on the corporation's employees, suppliers, creditors and customers, (b) the effects on the community in which the corporation operates and (c) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation and if, based on these factors, the board of directors determines that any such offer is not in the best interest of the corporation, it may reject the offer. The New Jersey Shareholders Protection Act (the "Protection Act"), prohibits a publicly held New Jersey corporation with its principal executive office and significant business operations in New Jersey from engaging in any business combination with an "Interested Shareholder" (defined generally as a beneficial owner of 10% or more of the outstanding voting stock) for a period of five years from the date the Interested Shareholder became an Interested Shareholder, unless such transaction is approved by the board of directors prior to the date the shareholder became an Interested Shareholder. In addition, the Protection Act prohibits any business combination at any time with an Interested Shareholder other than a transaction that (i) is approved by the board of directors for the applicable company prior to the date the Interested Shareholder became an Interested Shareholder; or (ii) is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the Interested Shareholder at a meeting called for that purpose; or (iii) satisfies certain stringent price and terms criteria.

         The Company's Certificate of Incorporation and By-Laws provide that the Board of Directors of the Company shall be divided into three classes, each of which serves for a three year term, with one class standing for election every year. As a result, it ordinarily requires two annual meeting cycles and more than one year for stockholders holding a majority of the shares to elect a majority of the Board.

         The Company has also adopted a Shareowners Rights Plan, pursuant to which it has granted to shareholders one Preferred Stock Purchase Right for each outstanding share of Common Stock. Under certain conditions, each Right entitles shareholders to purchase one 1/100th of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $11.00, which Rights expire in 1998. The Rights are exercisable only if a person or group acquires 15% or more of EAI's outstanding Common Stock (except in a transaction directly with the Company which the Board determines is in the best interests of shareowners) or commences a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Common Stock. In the event a person or group acquires 15% or more of EAI's outstanding Common Stock (except in a transaction directly with the Company which the Board determines is in the best interest of shareowners) each Right will entitle all other holders to receive, upon exercise, EAI Common Stock with a value of twice the exercise price. In addition, at any time after a 15% position is acquired, the Board of Directors may, at its option, require each outstanding Right to be exchanged for one share of Common Stock. Further, if EAI is acquired in a merger or other business combination transaction after the Rights become exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a value at that time of twice the Right's exercise price.

         These provisions of New Jersey law, the Company's Certificate of Incorporation and By-Laws, and Preferred Stock Purchase Rights Plan could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult, even if such event could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's Common Stock.


                                      (19)

                                 USE OF PROCEEDS

         The Company will not receive any portion of the proceeds of the resale of the Shares by the Selling Securityholders. However, $7,039,000 of liabilities of the Company as of the date of this Prospectus would be converted to equity upon the conversion of the Convertible Debentures and Convertible Notes into Shares of Common Stock of the Company as provided in accordance with the terms thereof, as amended, assuming the conversion in full thereof. Further, the Company would receive proceeds from the exercise of the Warrants. As of the date of this Prospectus, none of the Debenture Holders or Note Holders has converted his or her respective Convertible Debentures or Convertible Notes, nor have the Warrant Holders exercised any portion of the Warrants. There can be no assurance that any or all of the Convertible Debentures or Convertible Notes will be converted or that any or all of the Warrants will be exercised.




                                      (20)

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table sets forth historical consolidated financial data of the Company for the nine-month periods ended September 28, 1996 and September 30, 1995 and for each of the years in the five-year period ended December 31, 1995. The selected historical consolidated financial data for each of the years ended December 31, 1991 through 1995 presented below were derived from the consolidated financial statements of the Company, which were audited by Arthur Andersen LLP, independent public accountants. The financial data of the Company for the nine-month periods ended September 28, 1996 and September 30, 1995 were derived from the unaudited consolidated condensed financial statements of the Company. The results for the nine-month periods ended September 28, 1996 and September 30, 1995 are not necessarily indicative of results for the full year or any future period. Historical information for the nine months ended September 28, 1996 and September 30, 1995 and at September 28, 1996 reflects, in the opinion of management, all adjustments (consisting only of nominal recurring adjustments) necessary to present fairly the results for the interim periods. This data should be read in conjunction with the Company's financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the Company's Form 10-K filed for the year ended December 31, 1995 and Forms 10-Q filed for each of the quarters ended March 30, 1996, June 29, 1996 and September 28, 1996, respectively.

         No adjustment to the financial data has been made to reflect any adjustments that might result from a possible restructuring discussed in "Risk Factors - Working Capital Needs and Liquidity Problems."

                                                     (in thousands, except share data and certain other data)
                                       Nine-Month Period Ended
                                    September 28      September 30                         Year Ended December 31,
                                    ------------------------------------------------------------------------------------------------
                                        1996              1995          1995        1994         1993          1992          1991
------------------------------------------------------------------------------------------------------------------------------------

                                     Unaudited         Unaudited
Operating Results:                   (Note 1)
Sales from Continuing
 Operations                         $  64,008           $56,128       $77,085     $30,539      $26,024       $22,248       $22,933
Purchased Research and
Development                         $     959            19,546        19,546          --           --            --            --
Provision for
 Restructuring                             __                __            __       2,400           __           285            --
Loss from Continuing
  Operations Before Taxes           $ ( 6,894)          (25,395)      (30,894)     (4,784)      (5,348)       (3,524)       (6,811)
Loss from Continuing
  Operations                        $  (6,894)          (25,395)      (30,894)     (4,784)      (4,664)       (3,189)       (5,227)
Income from Discontinued
  Operations                        $      --                --            __          --        1,327           651         1,531
Net Income (Loss)                   $  (9,566)          (26,871)      (30,894)     (4,784)      (3,337)       (2,538)       (3,696)
Income (Loss) per
  Common Share:
  Continuing Operations             $   (0.52)            (2.35)        (2.50)       (.95)       (1.76)        (1.22)        (2.02)
  Discontinued Operations           $      --                --            __          --          .50           .25           .59
  Net Income (Loss)                 $   (0.52)            (2.35)        (2.50)       (.95)       (1.26)         (.97)        (1.43)
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
  Current Assets                    $  34,412                --        44,514      16,969        7,355        14,547        12,267
  Current Liabilities               $  27,806                --        25,938      12,603        8,614        11,594         5,019
  Working Capital                   $   6,606                --        18,576       4,366       (1,259)        2,953         7,248
  Net Property and
   Equipment                        $  11,313                --         8,071       2,719        3,603         4,344         2,351
  Total Assets                      $  64,091                --        66,625      22,845       12,762        19,836        14,805
  Long-Term portion of
   capital lease obligations        $   3,381                --         1,731         690        1,820         1,678           605
  Shareholders' Equity
   (Deficit)                        $  16,012                --        19,390       7,244         (546)        2,776         5,137
  Common Shares
   Outstanding                         20,739                --        15,827       8,108        2,661         2,646         2,588
  Book Value per
   Common Share                     $    0.77                --          1.21         .89         (.21)         1.05          1.99
------------------------------------------------------------------------------------------------------------------------------------
Other Data:
  Number of Shareholders
    of Record                           4,160                --         4,254       4,447        4,600         4,718         4,877
  Number of Employees                     515                --           514         334          315           458           368
  Orders Received                   $  55,448                --       105,150      30,326       18,805        31,592        20,064
  Sales Backlog at End of
    Period                          $  38,745                --        47,305      19,240       19,453        26,676        17,260
------------------------------------------------------------------------------------------------------------------------------------

Note (1):  1995 amounts include the results of Tanon Manufacturing, Inc.
           from the date of the Tanon Acquisition (January 4, 1995), EAI's equity in the results of BarOn Technologies Ltd. from the date of the BarOn Investment (January 16, 1995), and EAI's equity in the results of the Joint Venture with Israel Aircraft Industries, Ltd. from the date of formation (August 8, 1995).


                                      (21)

                            PLAN OF DISTRIBUTION AND
                             SELLING SECURITYHOLDERS

              The Shares will be offered by the Selling Securityholders or their donees, pledgees, transferees or other successors in interest for resale by this Prospectus from time to time after the date hereof in one or more transactions on the NYSE, in negotiated transactions, or private transactions, or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). The following table sets forth as of January 31, 1997 (a) the name of each Selling Securityholder, (b) the nature of any position, office or other material relationship which the Selling Securityholder has had within the past three years with the Company, (c) the number of Shares owned prior to the offering,
(d) the number of Shares to be offered for the Selling Securityholder's account,
(e) the number of Shares to be owned by the Selling Securityholder after completion of the offering, and (f) the percentage of Common Stock to be owned by the Selling Securityholder after completion of the offering.

                                                                                                                  Percentage of
                                                                                               Number of             Common
                              Relation-           Number of Shares                            Shares Owned         Stock Owned
Name of Selling               ship to              Owned Prior to          Number of Shares       After               After
Securityholder               Company(1)             Offering(10)            Offered(10)(11)    Offering(10)        Offering(2)
---------------              ----------           ----------------         ----------------   --------------      -------------
Laura Huberfeld &                                        426,473(7)            100,000(3)       326,473               4.3%
Naomi Bodner
Partnership

Robert Cohen                                             100,000               100,000(3)         -0-                  -0-

Lenore Katz                                               16,667                16,667(3)         -0-                  -0-

Kids Associates                                           26,667                26,667(3)         -0-                  -0-

Chanie Lerner                                             67,667                66,667(3)        1,000            less than 1%

Millenco, LP                                           1,383,333             1,383,333(3)(8)      -0-                  -0-

CMR Associates,
L.L.C.                                                   140,000               140,000(3)         -0-                  -0-

Arrasy Corp.                                             483,333               483,333            -0-                  -0-

Fargher Trading, Ltd.                                    483,333               483,333            -0-                  -0-

Kinley Consultants                                       126,000               126,000            -0-                  -0-
Limited

Elizabeth Gross Trust                                    853,334               833,334(4)       20,000            less than 1%
A U/T/A of Irwin
Gross Trust dated
3/20/90

Gabrielle Gross Trust                                    853,334               833,334(4)       20,000            less than 1%
B U/T/A of Irwin
Gross Trust dated
3/20/90

Irwin L. Gross               Chairman                    587,459(5)            150,000(4)       412,375               5.5%

Broad Capital                                            515,759(7)             89,286(6)       426,473               5.6%
Associates, Inc.

Ace Foundation, Inc.                                      50,000                50,000(9)         -0-                  -0-

William Spier                Director                     50,000                50,000(12)        -0-                  -0-




                                      (22)

----------------------

           (1) Except as expressly set forth in the table, none of the Selling Securityholders has had any relation to the Company within the past three years.

           (2) Assumes that all Shares which are registered are sold in the Offering. Also, calculation is based on approximately 7,499,393 shares of EAI Common Stock outstanding at January 31, 1997.

           (3) Represents the additional shares of the Company's Common Stock into which the Convertible Debentures in the aggregate principal amount of $4,314,000 issued by the Company in May and June 1996 to the named Selling Securityholders (or to other persons who have transferred their Convertible Debentures to the named Selling Securityholders, may be convertible as a result of an amendment to reduce the maximum conversion price of such Convertible Debentures from $4.00 per share (pre-Reverse Stock Split price) to $1.50 per share (post-Reverse Stock Split price). For purposes of determining the number of shares of the Company's Common Stock issuable upon conversion of the Convertible Debentures to include in this registration statement, the Company assumed a conversion price of $1.50 per share. The actual number of shares of Common Stock to be issued upon the conversion of the Convertible Debentures will be equal to: the principal amount of the Convertible Debentures converted divided by a conversion price per share equal to the lesser of (i) eighty percent (80%) of the average of the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $1.50. The actual number of shares included in this registration statement equals that number of shares of Common Stock issued upon conversion of the Convertible Debentures in accordance with the amended conversion price described above, in excess of the number of shares which would have been issued upon conversion of the Convertible Debentures in accordance with the "Original Conversion Price Formula" (defined below) set forth in the original terms of the Convertible Debentures. The Original Conversion Price Formula is defined as: the principal amount of the Convertible Debentures converted divided by a conversion price per share equal to the lesser of (i) eighty percent (80%) of the average of the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $4.00 (pre-Reverse Stock Split). Pursuant to Rule 429 of the Securities Act, the prospectus contained herein also relates to (i) the shares of Common Stock of the Company, and associated Preferred Stock Purchase Rights ("Rights"), into which the Convertible Debentures were convertible in accordance with the Original Conversion Price Formula, which are covered by the Registration Statement on Form S-3 declared effective on November 26, 1996 (Registration No. 333-12691) (the "Earlier Registration Statement") and which for the purpose of determining the number of shares of the Company's Common Stock issuable upon conversion of the Convertible Debentures to include in such Earlier Registration Statement, the Company assumed a conversion price of $4.00 per share (pre-Reverse Stock Split price) or 269,625 shares of Common Stock, however, the actual number of shares of the Company's Common Stock issuable upon conversion of the Convertible Debentures in accordance with the Original Conversion Price Formula included in the Original Registration Statement is the principal amount of the Convertible Debentures converted divided by a conversion price per share equal to the lesser of (A) eighty percent (80%) of the average of the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (B) $4.00 (pre-Reverse Stock Split Price). In accordance with Rule 416 under the Securities Act, this registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the Convertible Debentures to prevent dilution resulting from stock splits, stock dividends or similar transactions or by reason of changes in the conversion price as aforesaid.

           (4) Represents the additional shares of the Company's Common Stock, and associated Rights, into which the Convertible Notes in the aggregate principal amount of $2,725,000, reissued by the Company in August 1996 to the named Selling Securityholders, are convertible as a result of an amendment to increase the aggregate principal amount of such Convertible Notes from $2,070,000 to $2,725,000 and to reduce the fixed conversion price of such Convertible Notes from $2.67 per share to $1.50 per share. Pursuant to Rule 429 of the Securities Act, this Prospectus also relates to the 193,820 shares of Common Stock of the Company, and associated Rights, into which the Convertible Notes were convertible in accordance with the original terms thereof and which are also covered by the Earlier Registration Statement. The Selling Securityholders listed above acquired such Convertible Notes from GFL Advantage Fund on August 19, 1996, and as a result, the Company reissued the Convertible Notes to such Selling Securityholders upon cancellation of the note assigned by GFL Advantage Fund. In accordance with Rule 416 under the Securities Act, the registration statement of which this Prospectus is a part and the Earlier Registration Statement also cover such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the Convertible Notes to prevent dilution resulting from stock splits, stock dividends or similar transactions or by reason of changes in the conversion price as aforesaid.

           (5) In addition to the Shares referred to in footnote (4) above as being offered hereby by Mr. Gross, the 587,459 shares of Common Stock includes
(i) 30,000 shares of Common Stock held by Mr. Gross; (ii) warrants to purchase an aggregate of 65,500 shares of Common Stock issued by the Company to Mr. Gross in connection with his retention as a consultant to the Company in March 1994,
(iii) options to purchase 166,667 shares of Common Stock of a total of 250,000 shares granted pursuant to the Company's Equity Incentive Plan, (iv) options to


                                      (23)
purchase 166,667 shares of Common Stock of a total of 250,000 shares granted by the Company to Mr. Gross pursuant to the Company's Equity Incentive Plan, and
(iv) options to purchase 8,625 shares of Common Stock of a total 15,000 shares granted pursuant to the 1994 Stock Option Plan for Non-Employee directors.
Mr. Gross disclaims any beneficial ownership of the shares referred to in Note 4 as being offered by the Elizabeth Gross Trust A and Gabrielle Gross Trust B.

           (6) Pursuant to Rule 429 of the Securities Act, this Prospectus also relates to the 89,286 shares of the Company's Common Stock which may be acquired upon exercise of a Warrant (the "Broad Warrant") granted by the Company to Broad Capital Associates, Inc. ("Broad Capital") on September 3, 1996 (at an exercise price post-Reverse Stock Split of $12.00 per share) as additional consideration for Broad Capital's exercise of certain options to purchase 357,143 shares of Common Stock of the Company (pre-Reverse Stock Split) for proceeds to the Company of approximately $1 million, which shares are covered by the Earlier Registration Statement. In accordance with Rule 416 under the Securities Act, the Earlier Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon exercise of such warrant to prevent dilution resulting from stock splits, stock dividends or similar transactions.

           (7) In addition to the Shares referred to in footnote (6) above as being offered hereby by Broad Capital and the 100,000 Shares offered hereby by the Laura Huberfeld & Naomi Bodner Partnership, the shares indicated include
(i) 89,286 shares of Common Stock held by Broad Capital, (ii) options to purchase 60,715 shares granted to Broad Capital by the Company pursuant to the Company's Equity Incentive Plan, (iii) Class B Warrants to purchase 88,236 shares of Common Stock held by the 1995 Huberfeld Family Charitable Income Trust ("Huberfeld Trust"), in which Mr. Murray Huberfeld is the sole voting trustee, and (iv) Class B Warrants to purchase 88,236 shares of Common Stock held by the 1995 Bodner Family Charitable Income Trust ("Bodner Trust"), in which Mr. David Bodner is the sole voting trustee. Laura Huberfeld and Naomi Bodner are the respective spouses of Messrs. Huberfeld and Bodner. Messrs. Huberfeld and Bodner are principals of Broad Capital. Each of Broad Capital, the Huberfeld Trust and the Bodner Trust, and the Laura Huberfeld & Naomi Bodner Partnership disclaim beneficial ownership in the shares beneficially owned by each of the other parties.

           (8) Also represents shares of the Company's Common Stock which may be acquired upon exercise of the Millenco Warrant dated as of January 22, 1997 at an exercise price of $1.50 per share granted by the Company to Millenco, LP as additional consideration in connection with a loan of $1 million by Millenco, LP to the Company represented by one of the EAI Notes. In accordance with Rule 416 under the Securities Act, this registration statements also covers such indeterminate number of additional shares of Common Stock as may become issuable upon exercise of such warrant to prevent dilution resulting from stock splits, stock dividends or similar transactions.

           (9) Represents shares of the Company's Common Stock which may be acquired upon exercise of the Ace Warrant dated as of January 6, 1997 at an exercise price of $1.50 per share granted by the Company to Ace Foundation, Inc. as additional consideration in connection with a loan of $1 million by Ace Foundation, Inc. to the Company represented by one of the EAI Notes. In accordance with Rule 416 under the Securities Act, this registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon exercise of such warrant to prevent dilution resulting from stock splits, stock dividends or similar transactions.

           (10) The number of shares depicted have been adjusted for the Reverse Stock Split.

           (11) The issuance of the additional shares of Common Stock of the Company referenced in notes (3) and (4) above upon conversion of the Convertible Debentures and Convertible Notes and the issuance of the shares of Common Stock of the Company upon exercise of the Warrants, are subject to official notice of listing of such shares on the NYSE. Further, the number of shares of Common Stock issuable upon exercise or conversion of the Warrants, Convertible Debentures and Convertible Notes, together with the number of shares of Common Stock of the Company issuable upon exercise or conversion of all other outstanding options, warrants, convertible notes and convertible debentures, exceed the number of authorized and unissued shares of Common Stock of the Company and, therefore, the Company will be required to obtain shareholder approval to amend the Company's Certificate of Incorporation to increase its authorized and unissued shares of Common Stock in an amount sufficient to cover all outstanding options, warrants, convertible notes and convertible debentures, including the shares issuable upon exercise or conversion of the Warrants, Convertible Debentures and Convertible Notes. The Company may be required to obtain such shareholder approval prior to the issuance of the shares of Common Stock issuable upon exercise or conversion of the Warrants, Convertible Debentures and Convertible Notes.

           (12) Represents shares of the Company's Common Stock which may be acquired upon exercise of the Spier Warrant dated as of February 10, 1997 at an exercise price of $1.50 granted by the Company to Mr. Spier, which is conditioned upon hime making a loan of $500,000 to the Company. In accordance with Rule 416 under the Securities Act this registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon exercise of such warrant to prevent dilution resulting from stock splits, stock dividends or similar transactions.


                                      (24)

                                  LEGAL MATTERS

         The validity of the shares being offered hereby will be passed upon for the Company by Mesirov Gelman Jaffe Cramer & Jamieson, 1735 Market Street, Philadelphia, Pennsylvania 19103-7598. Richard P. Jaffe, a partner of such law firm, is the Secretary of the Company.

                                     EXPERTS

         The audited financial statements and schedules of EA Industries, Inc., incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         The financial statements of BarOn as of December 31, 1995 and 1994, and for the years ended December 31, 1995 and 1994 and the period from inception in 1992 through December 31, 1995, incorporated by reference in this Prospectus and in the Registration Statement of which the Prospectus is a part, have been audited by Luboshitz, Kasierer & Co. and Yosef Shimony, independent public accountants, as indicated in their reports with respect thereto, and have been included herein in reliance upon the authority of said firms as experts in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As authorized under New Jersey law, the Company's Certificate of Incorporation eliminates the personal liability of directors and officers to the Company and its shareholders for monetary damages for acts or omissions (including negligent and grossly negligent acts or omissions) in violation of directors' and officers fiduciary duties of care. The duty of care refers to the fiduciary duty of directors and officers to manage the affairs of the corporation with the same degree of care as would be applied by an "ordinarily prudent person under similar circumstances." The Certificate of Incorporation does not, however, in any way eliminate or limit the liability of a director or officer for breaching his duty of loyalty (i.e., the duty to refrain from fraud, self-dealing, and transactions involving improper conflicts of interest) to the Company or its shareholders, failing to act in good faith, or knowingly violating law or obtaining an improper personal benefit. These provisions do not have any effect on the availability of equitable remedies (such as an injunction or rescission) for breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available in particular circumstances.

         Article 37 of the Company's By-laws ("Article 37") provides, among other things, that the Company shall, to the fullest extent permitted by the laws of the State of New Jersey as from time to time in effect, indemnify any person who is or was made a party or is threatened to be made a party to any proceeding by reason of the fact that he is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, partnership, trust, employee benefit plan or other enterprise against all expenses and liabilities. Article 37 further provides that the Company shall, from time to time, reimburse or advance to any such director or officer the funds necessary for payment of expenses incurred in connection with any proceeding, upon receipt of a written undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to indemnification. The rights and authority conferred in Article 37 are not exclusive of any other right which an indemnified party may have or acquire under any statute, provision of the Company's By-laws, agreement, vote of the shareholders or directors or otherwise. The Company's By-laws specify that the right to indemnification is a contract right, enforceable against the Company


                                      (25)
with respect to any act or omission which occurs while such By-law provision is in effect, even if such By-law provision is not in effect when the claim for indemnification is made.

         The NJBCA generally provides that a corporation may, and in certain circumstances, shall, indemnify its officers, directors, employees and agents ("Corporate Agents"), Corporate Agents of constituent corporations that it has absorbed by merger or consolidation, and Corporate Agents of other corporations if such Corporate Agents serve at the indemnifying corporation's request. A corporation may indemnify such Corporate Agent in a civil proceeding if the Corporate Agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in a criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful, except that indemnification is not permitted in an action by or in the right of the corporation if the Corporate Agent is adjudged to be liable to the corporation, unless the court in which the proceeding was brought shall have determined that indemnification is appropriate in light of the circumstances of the case.

         The Company has purchased and maintains insurance for its officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of such insurance is to indemnify any officer or director of the Company against expenses, judgements, fines, attorney's fees and other amounts paid in settlements incurred by him, subject to certain exclusions. Such insurance does not insure against any such amount incurred by an officer or director as a result of his own dishonesty.

         These provisions of the Company's Certificate of Incorporation and By-laws apply only to claims against a director or officer arising out of his service in such a capacity. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and therefore is unenforceable.



                                      (26)

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.               Other Expenses of Issuance and Distribution


                       SEC registration fee                     $  7,045
                       Legal fees and expenses                  $ 15,000*
                       Accounting fees and expenses             $ 15,000*
                       Blue sky fees and expenses               $  2,500*
                       Printing expenses                        $  2,500*
                       Miscellaneous                            $  1,000*
                                                                --------
                       TOTAL                                    $ 43,045*
                                                                ========

-------------------

*Estimated.


Item 15. Indemnification of Directors and Officers

         As authorized under New Jersey law, the Company's Certificate of Incorporation eliminates the personal liability of directors and officers to the Company and its shareholders for monetary damages for acts or omissions (including negligent and grossly negligent acts or omissions) in violation of directors' and officer's fiduciary duties of care. The duty of care refers to the fiduciary duty of directors and officers to manage the affairs of the corporation with the same degree of care as would be applied by an "ordinarily prudent person under similar circumstances." The Certificate of Incorporation does not, however, in any way eliminate or limit the liability of a director or officer for breaching his duty of loyalty (i.e., the duty to refrain from fraud, self-dealing, and transactions involving improper conflicts of interest) to the Company or its shareholders, failing to act in good faith, knowingly violating law or obtaining an improper personal benefit. These provisions do not have any effect on the availability of equitable remedies (such as an injunction or rescission) for breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available in particular circumstances.

         Article 37 of the Company's by-laws ("Article 37") provides, among other things, that the Company shall, to the fullest extent permitted by the laws of the State of New Jersey as from time to time in effect, indemnify any person who is or was made a party or is threatened to be made a party to any proceeding by reason of the fact that he is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, partnership, trust, employee benefit plan or other enterprise against all expenses and liabilities. Article 37 further provides that the Company shall, from time to time, reimburse or advance to any such director or officer the funds necessary for payment of expenses incurred in connection with any proceeding, upon receipt of a written undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to indemnification. The rights and authority conferred in Article 37 are not exclusive of any other right which an indemnified party may have or acquire under any statute, provision of the Company's by-laws, agreement, vote of the shareholders or directors or otherwise. The Company's By-laws specify that the right to indemnification is a contract right, enforceable against the Company with respect to any act or omission which occurs while such By-law provision is in effect, even if such By-law provision is not in effect when the claim for indemnification is made.

         The NJBCA generally provides that a corporation may, and in certain circumstances, shall, indemnify its officers, directors, employees and agents ("Corporate Agents"), Corporate Agents of constituent corporations that it has absorbed by merger or consolidation, and Corporate Agents of other corporations if such Corporate Agents serve at the indemnifying corporation's request. A corporation may indemnify such Corporate Agent in a civil proceeding if the Corporate Agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in a criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful, except that indemnification is not permitted in an action by or in the right of the corporation if the Corporate Agent is adjudged to be liable to the corporation, unless the court in which the proceeding was brought shall have determined that indemnification is appropriate in light of the circumstances of the case.

         The Company has purchased and maintains insurance for its officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of such insurance is to indemnify any officer or director of the Company against expenses, judgements, fines, attorney's fees and other amounts paid in settlements incurred by him, subject to certain exclusions. Such insurance does not insure against any such amount incurred by an officer or director as a result of his own dishonesty.

Item 16.         Exhibits

Exhibit No.
-----------

o2.1 Agreement and Plan of Reorganization by and among Electronic Associates, Inc., Tanon Manufacturing, Inc., EA Acquisition Corp. and Joseph R. Spalliero, dated December 12, 1994 was filed as Exhibit 2 to the Company's Current Report on Form 8-K (Date of Report: January 4,
                 1995) and is hereby incorporated herein by reference.

o2.2 Form of Investment Agreement dated January 16, 1995 by and between Electronic Associates, Inc. and BarOn Technologies Ltd., was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (Date of Report:
                 January 16, 1995), as amended, and is hereby incorporated herein by reference.

o2.3 Form of Stock Purchase Agreement, dated January 10, 1995, between the Company and various shareholders of BarOn Technologies Ltd., was filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (date of report:
                 January 16, 1995), as amended, and is hereby incorporated herein by reference.

o2.4 Form of Shareholders Agreement, dated January 16, 1995, among the Company, BarOn Technologies Ltd. and the shareholders of BarOn Technologies Ltd., was filed as
                 Exhibit 10.3 to the Company's Current Report on Form 8-K (Date of Report: January 16, 1995), as amended, and is hereby incorporated herein by reference.

o2.5 Form of Pre-Incorporation Agreement in connection with the IAI Joint Venture was filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (Date of Report:
                 August 3, 1995) and is hereby incorporated herein by reference.

o2.6 Form of Joint Venture Agreement in connection with IAI Joint Venture was filed as Exhibit 2.2 to the Company's Current Report on Form 8-K (Date of Report: August 3,
                 1995) and is hereby incorporated herein by reference.

4.1 Rights Agreement, dated as of February 10, 1988, between the Company and Manufacturers Hanover Trust Company, as Rights Agent, was filed as Exhibit 1 to the Company's Form 8-A, dated February 11, 1988, and is hereby incorporated herein by reference. (File No. 1-4680)

4.2 Amendment, dated as of October 24, 1990, to the Rights Agreement, was filed as Exhibit 2 to the Company's Form 8, dated October 24, 1990, and is hereby incorporated herein by reference. (File No. 1-4680)

4.3 Form of Subscription Agreement and Form of 9% Convertible Subordinated Debenture issued in connection with raising $8.1 million in May and June of 1996 were filed as Exhibit 10.31 to the Company's Form 10-Q for the quarterly period ended March 30, 1996 and are hereby incorporated herein by reference.

4.4 Warrant, dated September 3, 1996, to purchase 357,143 shares of Common Stock issued by the Company to Broad Capital Associates, Inc. was filed as an Exhibit to the Registration Statement on Form S-3 (Registration No. 333-12691) and is incorporated herein by reference.

4.5              Form of Convertible Notes, as amended, issued to each of Irwin
                 L. Gross, Elizabeth Gross Trust A U/T/A of Irwin Gross Trust dated 3/20/90, and Gabrielle Gross Trust B U/T/A of Irwin Gross Trust dated 3/20/90.

4.6 Form of Warrant to purchase 50,000 shares of Common Stock granted by the Company to each of Ace Foundation, Inc. as of January 6, 1997, Millenco, LP as of January 22, 1997, and William Spier as of February 10, 1997.

5                Opinion of Mesirov Gelman Jaffe Cramer & Jamieson.

23.1 Consent of Mesirov Gelman Jaffe Cramer & Jamieson is included in their opinion filed as Exhibit 5 hereto.

23.2 Consent of Arthur Andersen LLP, Independent Public Accountants of EA Industries, Inc.

23.3 Consent of Luboshitz, Kasierer & Co., and Yosef Shimony, Independent Auditors of BarOn Technologies Ltd.


--------------

o The Company will furnish supplementally to the Commission, upon request, copies of any Appendices, Schedules and Exhibits to the named Agreement which are omitted from Exhibit Nos. 2.1 through 2.6.

Item 17. Undertakings

         (a) The undersigned Registrant hereby undertakes:

                   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933 (the "Act");

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement:

         PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions discussed in Item 14 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Long Branch, New Jersey on the 11th day of February, 1997.

                                         EA INDUSTRIES, INC.



                                         By: /s/ Stanley O. Jester
                                            -----------------------------------
                                            Stanley O. Jester, Treasurer and
                                            Vice President, Finance
                                            Chief Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                                    Title                                  Date
---------                                    -----                                  -----


/s/ Irwin L. Gross                           Chairman of the Board                  February 11, 1997
--------------------------------             and President
Irwin L. Gross                               (Principal Executive
                                             Officer)



/s/ Stanley O. Jester                        Treasurer and Vice                     February 11, 1997
---------------------------------            President, Finance
Stanley O. Jester                            Chief Financial Officer
                                             (Principal Financial and
                                             Accounting Officer)



/s/ Jules M. Seshens                         Director                               February 11, 1997
--------------------------------
Jules M. Seshens



/s/ Seth Joseph Antine                       Director                               February 11, 1997
--------------------------------
Seth Joseph Antine



                                             Director                               February   , 1997
--------------------------------
Mark S. Hauser



                                             Director                               February   , 1997
--------------------------------
William Spier


                                  EXHIBIT INDEX

Exhibit No.   Description                                                                        Page No.
-----------   -----------                                                                        --------

o2.1          Agreement and Plan of Reorganization by and Among Electronic Associates, Inc.,
              Tanon Manufacturing, Inc., EA Acquisition Corp. and Joseph R. Spalliero, dated
              December 12, 1994 was filed as Exhibit 2 to the Company's Current Report on
              Form 8-K (Date of Report: January 4, 1995) and is hereby incorporated herein by reference.



o2.2          Form of Investment Agreement dated January 16, 1995 by and between Electronic
              Associates, Inc. and BarOn Technologies Ltd., was filed as Exhibit 10.1 to the
              Company's Current Report on Form 8-K (Date of Report: January 16, 1995), as
              amended, and is hereby incorporated herein by reference.



o2.3          Form of Stock Purchase Agreement, dated January 10, 1995, between the Company and various shareholders of BarOn Technologies Ltd., was filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (date of report: January 16, 1995), as amended, and is hereby incorporated herein by reference.



o2.4          Form of Shareholders Agreement, dated January 16, 1995, among the Company, BarOn
              Technologies Ltd. and the shareholders of BarOn Technologies Ltd., was filed as
              Exhibit 10.3 to the Company's Current Report on Form 8-K (Date of Report:
              January 16, 1995), as amended, and is hereby incorporated herein by reference.



o2.5          Form of Pre-Incorporation Agreement in connection with the IAI Joint Venture was filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (Date of Report:
              August 3, 1995) and is hereby incorporated herein by reference.



o2.6          Form of Joint Venture Agreement in connection with IAI Joint Venture was filed as Exhibit 2.2 to the Company's Current Report on Form 8-K (Date of Report:
              August 3, 1995) and is hereby incorporated herein by reference.


4.1           Rights Agreement, dated as of February 10, 1988, between the Company and
              Manufacturers Hanover Trust Company, as Rights Agent, was filed as Exhibit 1 to the Company's Form 8-A, dated February 11, 1988, and is hereby incorporated herein by reference. (File No. 1-4680).


4.2           Amendment, dated as of October 24, 1990, to the Rights Agreement, was filed as
              Exhibit 2 to the Company's Form 8, dated October 24, 1990, and is hereby incorporated herein by reference. (File No. 1-4680)


4.3           Form of Subscription Agreement and Form of 9% Convertible Subordinated Debenture
              issued in connection with raising $8.1 million in May and June of 1996 were filed as Exhibit 10.31 to the Company's Form 10-Q for the quarterly period ended March 30, 1996 and are hereby incorporated herein by reference.



4.4           Warrant, dated September 3, 1996, to purchase 357,143 shares of Common Stock issued by the Company to Broad Capital Associates, Inc. was filed as an
              Exhibit to the Registration Statement Form S-3 (Registration No. 333-12691)
              and is incorporated herein by reference.


4.5           Form of Convertible Notes issued to and of Irwin L. Gross, Elizabeth Gross Trust
              A U/T/A of Irwin Gross Trust dated 3/20/90 and Gabrielle Gross Trust B U/T/A of
              Irwin Gross Trust dated 3/20/90.


Exhibit No.   Description                                                                          Page No.
-----------   ------------                                                                         --------

4.6           Form of Warrant to purchase 50,000 shares of Common Stock granted by the Company to each of Ace Foundation, Inc. as of January 6, 1997, Millenco, LP as of
              January 22, 1997, and William Spier as of February 10, 1997.



5             Opinion of Mesirov Gelman Jaffe Cramer & Jamieson.


23.1          Consent of Mesirov Gelman Jaffe Cramer & Jamieson is included in their opinion filed as Exhibit 5 hereto.


23.2          Consent of Arthur Andersen LLP, Independent Public Accountants of Electronic
              Associates, Inc.


23.3          Consent of Luboshitz, Kasierer & Co., and Yosef Shimony, Independent Auditors of
              BarOn Technologies Ltd.

---------------

o The Company will furnish to the Commission, upon request, copies of any Appendices, Schedules and Exhibits to the named Agreement which are omitted from Exhibit Nos. 2.1 through 2.6.